EXHIBIT 99.1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

Cambridge Antibody Technology

2) Name of shareholder having a major interest

FMR Corp and Fidelity International Ltd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited (1,060,242), State Street Nominees Limited (130,570), HSBC (1,012,375), Chase Manhattan Bank London (475,982), Chase Nominees Ltd (307,299), Bankers Trust (277,628), MSS Nominees Ltd (36,600), Bank of New York Europe (37,700), BT Globenet Nominees Ltd (7,000), Nortrust Nominees Ltd (132,200), RBS Trust Bank (173,837), HSBC (4,310), Northern Trust (128,607), BT
Globenet Nominees Ltd (47,900), Morgan Stanley (51,739), Bankers Trust (14,700), Bank of New York Europe (14,400), Citibank (6,100), Bank of New York - London (50,500), JP Morgan (104,653), Chase Manhattan Bank London ( 29,400), State Street Nominees Ltd (38,900), Bank of New York Brussels (85,377), State Street Bank & Trust (14,300), Deutsche Bank (39,000).

5) Number of shares/amount of stock acquired

Nil

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

97,470

8) Percentage of issued class

0.27%

9) Class of security

Ordinary 10 Pence shares

10) Date of transaction

Not disclosed


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11) Date company informed

16 December 2002

12) Total holding following this notification

4,281,319


13) Total percentage holding of issued class following this notification

11.78%

14) Any additional information

None of the entities act as a group or in concert in respect to the interests disclosed.

15) Name of contact and telephone number for queries

Justin Hoskins, 10223 471471

16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

Date of notification 16 December 2002